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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-23881


                       UNITED STATES FILTER CORPORATION

     This Supplement is a part of the Prospectus dated April 2, 1997 relating to 6,446,090 shares of Common Stock, par value $.01 per share (the "Common Stock"), of United States Filter Corporation (the "Company"), issuable in connection with the acquisition by the Company directly, or through subsidiaries, of various businesses or assets, or interests therein. Defined terms contained in this Supplement have the meanings assigned to them in the Prospectus.

                             SELLING STOCKHOLDERS

     On March 29, 1997, the Company purchased substantially all of the operating assets and certain of the liabilities of Mobley Environmental Services, Inc. ("MES"), Mobley Company, Inc., a wholly owned subsidiary of MES, and Hydrocarbon Technologies, Inc., a wholly owned subsidiary of MES (together the "Sellers"). Sellers are engaged in oil/water and fuel/water processing, distillate fuels production and absorbent and filter recycling activities from operations in the states of Arkansas, Louisiana, Mississippi, Oklahoma and Texas.

     The consideration for the acquisition of substantially all of the assets and certain of the liabilities of Sellers was 275,536 shares of Common Stock (the "Shares"). The Sellers intend to sell all of the Shares received by them, constituting less than 1% of the shares of Common Stock outstanding on May 1, 1997, pursuant to this Prospectus and the Registration Statement of which it is a part.

      The Company has consented to use of the Prospectus by the Sellers. The Sellers have agreed that any sales of Shares will be made only through Donaldson, Lufkin & Jenrette Securities Corporation, or such other firm mutually agreeable to the Company and the Sellers and that the Shares will be disposed of in an orderly manner and not in any manner that is disruptive to the market for the Common Stock.

                                 RISK FACTORS

     The text appearing under the caption "Risk Factors--Shares Eligible for Future Sale" in the Prospectus is supplemented by substituting the following therefor in its entirety:

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on May 1, 1997 by security holders of the Company, including: (i) up to 3,750,093 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity); (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 at a conversion

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price of $18.33 per share of Common Stock; (iii) 9,113,924 shares issuable upon conversion of the Notes at a conversion price of $39.50 per share of Common Stock; (iv) 2,744,918 outstanding shares that are currently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two shelf registration statements; and (v) 5,071,581 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company (1,980,000 of which shares also may be sold from time to time by the holder thereof pursuant to Rule 144 under the Securities Act). In addition, the Company has registered for sale under the Securities Act 1,659,736 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses from third parties.